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SEC Mail Processing Section
1 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **THE M & A GROUP, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 IDS CENTER, 80 SOUTH 8TH STREET
(No. and Street)

MINNEAPOLIS	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
IVAR W SORENSEN **612-375-1190**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **IVAR W SORENSEN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **THE M & A GROUP, LLC**, as of **DECEMBER 31, 2017** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Sandra J. Freeman
Public Notary

SANDRA J FREEMAN
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/20

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE M&A GROUP, LLC
(A Limited Liability Company)
Minneapolis, Minnesota

FINANCIAL STATEMENTS

For the Year Ended December 31, 2017

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of The M & A Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The M & A Group, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of The M & A Group, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The M & A Group, LLC's management. Our responsibility is to express an opinion on The M & A Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The M & A Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as The M & A Group, LLC's auditor since 2015.

Maitland, Florida

February 19, 2018

THE M&A GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

ASSETS

Cash	$	46,003
Accounts Receivable		101,232
Prepaids		2,025
Goodwill		20,000
TOTAL ASSETS	$	169,260

LIABILITIES AND MEMBERS' EQUITY

Liabilities – Accrued Expenses	$	34,851
MEMBERS' EQUITY		134,409
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	169,260

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

The M&A Group, LLC (the Company) functions primarily as an investment banking organization advising institutional clients on matters of mergers and acquisitions and other financial advisory services. In addition, the Company is approved by the Financial Industry Regulatory Agency (FINRA) for the private placement of equity, debt, and direct participation securities with institutional investors and other accredited investors.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash in operating bank accounts, cash on hand, demand deposits, and highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the normal banking risks of funds in excess of those limits.

Accounts Receivable

Accounts Receivable consists of fees due from customers in the amount of $101,232 of which $70,875 is from one customer, all of which are collectible in full.

Goodwill

The Company accounts for goodwill in accordance with FASB ASC 350-10, *Goodwill and Other Intangible Assets*. This Statement provides that goodwill is reviewed at least annually for impairment. An impairment review is designed to determine whether the fair value, and the related recorded goodwill, is below its carrying value. There were no charges to operations for goodwill impairment during the year. If goodwill was impaired, the impairment would be measured by the amount by which the carrying amount of the goodwill exceeds the implied fair value of the goodwill.

Revenue Recognition

The Company recognizes the initial nonrefundable portion of its merger and acquisition engagements upon the execution of the engagement letter. The remaining portion is recognized following the closing of the transaction (approximately three or more months later). The Company also records consulting revenues as services are provided.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2014. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

NOTE 1 - Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Office Lease

Effective December 1, 2017 The M&A Group entered into a new lease for office space with a cost of $2,011 per month. The lease term is 12 months.

Minimum lease payments under noncancellable operating leases at December 31, 2017 are as follows:

12 Months Ended December 31	Amount
2018	$24,132
2019	$ 2,011

NOTE 3 - Revenue Concentration

The primary source of revenues for the Company is management advisory services. The nature of the business causes uneven revenue recognition throughout the year based on newly signed engagements and the successful completion of engagements. During the year ended December 31, 2017, the Company had transactions with two customers with the aggregate amount of the transactions approximately 60% and 30% of total revenues, respectively.

NOTE 4 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of December 31, 2017, the net capital ratio was 3.13 to 1 and net capital was $11,152, which exceeded the minimum requirement by $6,152.

NOTE 5 – Commitments and Contingencies

There are no commitments and contingencies that would have material impact as of December 31, 2017 except for the office lease as noted in note 2.

NOTE 6 – Subsequent Events

The Company has evaluated subsequent events occurring through February 19 2018, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.